

May 25, 2023

Mohammad Hasan Hamed
President, Chief Executive Officer, Chief Financial Officer
BestGofer Inc.
401 Ryland St Ste 200-A
Reno, NV 89502

> **Re: BestGofer Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2022**
> **Filed March 29, 2023**
> **File No. 000-56485**

Dear Mohammad Hasan Hamed:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 30, 2022

Exhibits 31.1 and 31.2

1. Please revise the Rule 13a–14(a)/15d–14(a) certifications (Exhibit 31) in your Forms 10-K and 10-Q going forward to also include the language in paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K. Please show us an example of what a revised Exhibit 31 will look like.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services